FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [X]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note:  Abandonments  of  Registration  answer  ONLY  questions  1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Enterprise Accumulation Trust

3.    Securities and Exchange Commission File No.: 811-05543

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application     [ ]    Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      Atlanta Financial Center
      3343 Peachtree Road, N.E., Suite 450
      Atlanta, Georgia 30326-1022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Patricia Louie, Esq.                      Mark C. Amorosi
      AXA Equitable Life Insurance              Kirkpatrick & Lockhart Nicholson
         Company                                   Graham LLP
      1290 Avenue of the Americas               1800  Massachusetts Ave, N.W.
      New York, New York 10104                  Washington, D.C. 20036
      (212) 314-5329                            (202) 778-9351

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Enterprise Capital Management, Inc.       State Street Bank and Trust Company
      Atlanta Financial Center                  1776 Heritage Drive
      3343 Peachtree Road, N.E.                 The John Adams Building
      Suite 450                                 North Quincy, MA 02171
      Atlanta, GA 30326


      GROWTH PORTFOLIO                          GROWTH & INCOME PORTFOLIO
      Montag & Caldwell, Inc.                   UBS Global Asset Management
      3455 Peachtree Road, N.E.                    (Americas) Inc.
      Suite 1200                                52 West 52nd Street
      Atlanta, Georgia 30326-3248               New York, New York 10019

                                                Retirement System Investors Inc.
                                                371 Madison Ave
                                                New York, New York 10017

      EQUITY PORTFOLIO                          EQUITY & INCOME PORTFOLIO
      TCW Investment Management                 Boston Advisors, Inc.
         Company                                One Federal Street
      865 Figueroa Street, Suite 1800           26th Floor
      Los Angeles, California 90017             Boston, Massachusetts


                                                1740 Advisers, Inc.
                                                1740 Broadway
                                                New York, New York 10019


      CAPITAL APPRECIATION PORTFOLIO            SMALL COMPANY GROWTH PORTFOLIO
      Marsico Capital Management, LLC           William D. Witter, Inc.
      1200 17th Street, Suite 1300              153 East 53rd Street, 51st Floor
      Denver CO 80202                           New York, New York 10022

      SMALL COMPANY VALUE PORTFOLIO             INTERNATIONAL GROWTH PORTFOLIO
      GAMCO Investors, Inc.                     SSgA Funds Management, Inc.
      One Corporate Center                      One International Place, 25th Floor
      Rye, New York 10580                       Boston, Massachusetts 02110

                                                Vontobel Asset Management, Inc.
                                                450 Park Avenue
                                                New York, New York 10022


      HIGH-YIELD BOND PORTFOLIO                 MULTI-CAP GROWTH PORTFOLIO
      Caywood-Scholl Capital Management         Fred Alger Management, Inc.
      4350 Executive Drive, Suite 125           1 World Trade Center, Suite 9333
      San Diego, California 92121               New York, New York 10048


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

      GLOBAL SOCIALLY RESPONSIVE PORTFOLIO      DEEP VALUE PORTFOLIO
      Rockefeller & Co. Inc.                    Wellington Management Company, LLP
      One International Place, 25th floor       75 State Street
      Boston, Massachusetts 02110               Boston, Massachusetts 02109

      TOTAL RETURN PORTFOLIO                    SHORT DURATION BOND PORTFOLIO
      Pacific Investment Management             MONY Capital Management, Inc.
         Company, LLC                           1740 Broadway
      840 Newport Center Drive, Suite 300       New York, New York 10019
      Newport Beach, California 92660

      MERGERS AND ACQUISITIONS PORTFOLIO        MANAGED PORTFOLIO
      GAMCO Investors, Inc.                     Wellington Management Company, LLC
      One Corporate Center                      75 State Street
      Rye, New York 10580                       Boston, Massachusetts 02109

                                                Sanford C. Bernstein & Co., LLC
                                                1345 Avenue of the Americas
                                                New York, New York 10105

                                                OpCap Advisors
                                                1345 Avenue of the Americas
                                                47th Floor
                                                New York, New York 10105

      GLOBAL FINANCIAL SERVICES PORTFOLIO       TECHNOLOGY PORTFOLIO
      Sanford C. Bernstein & Co., LLC           Fred Alger Management, Inc.
      767 Fifth Avenue                          111 Fifth Avenue
      New York, New York 10153-0185             New York, New York 10003

      MID-CAP GROWTH PORTFOLIO                  EMERGING COUNTRIES PORTFOLIO
      Nicholas-Applegate Capital Management     Nicholas-Applegate Capital Management
      600 West Broadway                         600 West Broadway
      San Diego, California 92101               San Diego, California 92101

      WORLDWIDE GROWTH PORTFOLIO                GLOBAL HEALTH CARE PORTFOLIO
      Nicholas-Applegate Capital Management     Nicholas-Applegate Capital Management
      600 West Broadway                         600 West Broadway
      San Diego, California 92101               San Diego, California 92101

      INTERNET PORTFOLIO                        BALANCED PORTFOLIO
      Fred Alger Management, Inc.               Montag & Caldwell
      1 World Trade Center, Suite 9333          3455 Peachtree Road, N.E.
      New York, New York 10048                  Suite 1200
                                                Atlanta, Georgia 30326


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


      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X] Management company;
      [ ] Unit investment trust; or
      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [X]   Open-end          [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

      Massachusetts Business Trust

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      ADVISER:
      --------

      Enterprise Capital Management
      Atlanta Financial Center
      3343 Peachtree Road, N.E., Suite 450
      Atlanta, Georgia 30326

      SUB-ADVISERS:
      -------------

      GROWTH PORTFOLIO                          GROWTH & INCOME PORTFOLIO
      Montag & Caldwell, Inc.                   UBS Global Asset Management
      3455 Peachtree Road, N.E.                    (Americas) Inc.
      Suite 1200                                52 West 52nd Street
      Atlanta, Georgia 30326-3248               New York, New York 10019

                                                Retirement System Investors Inc.
                                                371 Madison Ave
                                                New York, New York 10017

      EQUITY PORTFOLIO                          EQUITY & INCOME PORTFOLIO
      TCW Investment Management                 Boston Advisors, Inc.
        Company                                 One Federal Street
      865 Figueroa Street, Suite 1800           26th Floor
      Los Angeles, California 90017             Boston, Massachusetts 02110


                                       4

                                                1740 Advisers, Inc.
                                                1740 Broadway
                                                New York, New York 10019


      CAPITAL APPRECIATION PORTFOLIO            SMALL COMPANY GROWTH PORTFOLIO
      Marsico Capital Management, LLC           William D. Witter, Inc.
      1200 17th Street, Suite 1300              153 East 53rd Street, 51st Floor
      Denver CO 80202                           New York, New York 10022

      SMALL COMPANY VALUE PORTFOLIO             INTERNATIONAL GROWTH PORTFOLIO
      GAMCO Investors, Inc.                     SSgA Funds Management, Inc.
      One Corporate Center                      One International Place, 25th Floor
      Rye, New York 10580                       Boston, Massachusetts 02110

                                                Vontobel Asset Management, Inc.
                                                450 Park Avenue
                                                New York, New York 10022


      HIGH-YIELD BOND PORTFOLIO                 MULTI-CAP GROWTH PORTFOLIO
      Caywood-Scholl Capital Management         Fred Alger Management, Inc.
      4350 Executive Drive, Suite 125           1 World Trade Center, Suite 9333
      San Diego, California 92121               New York, New York 10048

      GLOBAL SOCIALLY RESPONSIVE PORTFOLIO      DEEP VALUE PORTFOLIO
      Rockefeller & Co. Inc.                    Wellington Management Company, LLP
      One International Place, 25th floor       75 State Street
      Boston, Massachusetts 02110               Boston, Massachusetts 02109

      TOTAL RETURN PORTFOLIO                    SHORT DURATION BOND PORTFOLIO
      Pacific Investment Management             MONY Capital Management, Inc.
         Company, LLC                           1740 Broadway
      840 Newport Center Drive, Suite 300       New York, New York 10019
      Newport Beach, California 92660

      MERGERS AND ACQUISITIONS PORTFOLIO        MANAGED PORTFOLIO
      GAMCO Investors, Inc.                     Wellington Management Company, LLC
      One Corporate Center                      75 State Street
      Rye, New York 10580                       Boston, Massachusetts 02109

                                                Sanford C. Bernstein & Co., LLC
                                                1345 Avenue of the Americas
                                                New York, New York 10105


                                       5


                                                OpCap Advisors
                                                1345 Avenue of the Americas
                                                47th Floor
                                                New York, New York 10105

      GLOBAL FINANCIAL SERVICES PORTFOLIO       TECHNOLOGY PORTFOLIO
      Sanford C. Bernstein & Co., LLC           Fred Alger Management, Inc.
      767 Fifth Avenue                          111 Fifth Avenue
      New York, New York 10153-0185             New York, New York 10003

      MID-CAP GROWTH PORTFOLIO                  EMERGING COUNTRIES PORTFOLIO
      Nicholas-Applegate Capital Management     Nicholas-Applegate Capital Management
      600 West Broadway                         600 West Broadway
      San Diego, California 92101               San Diego, California 92101

      WORLDWIDE GROWTH PORTFOLIO                GLOBAL HEALTH CARE PORTFOLIO
      Nicholas-Applegate Capital Management     Nicholas-Applegate Capital Management
      600 West Broadway                         600 West Broadway
      San Diego, California 92101               San Diego, California 92101

      INTERNET PORTFOLIO                        BALANCED PORTFOLIO
      Fred Alger Management, Inc.               Montag & Caldwell
      1 World Trade Center, Suite 9333          3455 Peachtree Road, N.E.
      New York, New York 10048                  Suite 1200
                                                Atlanta, Georgia 30326

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Enterprise Fund Distributors
      Atlanta Financial Center
      3343 Peachtree Road, N.E., Suite 450
      Atlanta, Georgia
      30326-1022.


13.   If the fund is a unit investment trust ("UIT") provide:

      Not Applicable.

       (a) Depositor's name(s) and address(es):

       (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

            [X]   Yes    [ ]   No

            If Yes, for each UIT state:

            Name: MONY America Variable Account A
            File No.: 811-05166
            Business Address: 1290 Avenue of the Americas
                              New York, New York 10104

            Name: MONY America Variable Account L
            File No.: 811-04234
            Business Address: 1290 Avenue of the Americas
                              New York, New York 10104

            Name: MONY Variable Account A
            File No.: 811-06218
            Business Address: 1290 Avenue of the Americas
                              New York, New York 10104

            Name: MONY Variable Account L
            File No.: 811-06215
            Business Address: 1290 Avenue of the Americas
                              New York, New York 10104

15.   (a)   Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes    [ ]   No

            If Yes, state the date on which the board vote took place:

            January 13, 2004

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes    [ ]   No

            If Yes, state the date on which the shareholder vote took place:

                  June 28, 2004


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

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes    [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            July 9, 2004

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes    [ ]   No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [X]   Yes    [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?
            [ ]   Yes    [ ]   No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Not Applicable

      Has the fund issued senior securities?
            [ ]   Yes    [ ]   No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

            [X]   Yes    [ ]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:


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

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]   Yes    [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ ]   Yes    [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes    [ ]   No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]   Yes    [X]   No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal Expenses: $454,217.84
            (ii)  Accounting Expenses: $35,440
            (iii) Other expenses (list and identify separately):
                         1) Proxy Expenses: $474,215.92
                         2) Travel Expenses: $4,250.47
            (iv)  Total expenses (sum of lines (i)-(iii) above): $968,124.23

      (b)   How were those expenses allocated?

            60% of the expenses were allocated to AXA Equitable Life Insurance Company ("AXA Equitable") and 40% were allocated to MONY Life Insurance Company ("MONY").

      (c)   Who paid those expenses?

            AXA Equitable and MONY.

      (d)   How did the fund pay for unamortized expenses (if any)?

            There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ]   Yes    [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ]   Yes    [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]   Yes    [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger: EQ Advisors Trust

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-07953

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            File Number: 333-112119

            Date executed reorganization agreement was filed: May 17, 2004

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Enterprise Accumulation Trust, (ii) he is a Trustee of Enterprise Accumulation Trust and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


February 9, 2005                                /s/ William A. Mitchell, Jr.
------------------------                        --------------------------------
Date                                            Name: William A. Mitchell, Jr.
                                                Title: Trustee



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